UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Mobicard Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

001-33968

(CUSIP Number)

2360 Corporate Circle, Suite 400, Henderson, NV 89074-7722

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001-33968	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 2050 Motors, Inc. EIN #83-3889101
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California C-Corp., United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 210,000,000
	8.	SHARED VOTING POWER -
	9.	SOLE DISPOSITIVE POWER 210,000,000
	10.	SHARED DISPOSITIVE POWER -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 001-33968	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares of Peer to Peer Network aka Mobicard Inc. The address of the principal executive office of Peer to Peer Network is 65 Prospect Street, Cambridge, ME 02139. Its phone number is (857) 529-7407 and website is www.freemobicard.com.

Item 2. Identity and Background.

This Schedule 13D is filed by 2050 Motors, Inc., a business incubation Company that plans majority and minority investments in various entities and whose CEO and controlling party is Vikram Grover. 2050 Motors’ principal business and principal office address is 1340 Brook St. Unit M, St Chares, IL 60174.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On May 5, 2019, 2050 Motors, Inc. entered into a Purchase Agreement between 2050 Motors and Vikram Grover (the “Purchase Agreement”) pursuant to which 2050 Motors agreed to purchase, subject to the terms and conditions set forth therein, 210,000,000 common shares of Peer to Peer Network (the “Shares”) for a total purchase price of $483,000. The source of consideration by 2050 Motors, Inc. for the Shares is 400,000 1% Cumulative Convertible Series B Preferred Shares.

Item 4. Purpose of Transaction.

Strategic Investment

Item 5. Interest in Securities of the Issuer.

Activist

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Contract executed between 2050 Motors, Inc. and Vikram Grover on May 5, 2019 to acquire 210,000,000 common shares of Peer to Peer Network from Vikram Grover.

Item 7. Material to Be Filed as Exhibits.

Securities Purchase Agreement (“SPA”) dated May 5, 2019 between 2050 Motors, Inc. and Vikram Grover.

CUSIP No. 001-33968	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Vikram Grover, CEO
Vikram Grover